UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL
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SEC FILE NUMBER 00-26887
CUSIP NUMBER 827057 10 2

(CHECK ONE):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form N-SAR

	For Period Ended:	September 30, 2003

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transaction Period Ended:

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Silicon Image, Inc.
Full Name of Registrant

Former Name if Applicable

1060 East Arques Ave.
Address of Principal Executive Office (Street and Number)

Sunnyvale, CA 94085
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

             The Audit Committee of the Registrant, with the assistance of independent outside counsel and outside consultants, recently began examining certain matters, principally the Registrant’s recognition of revenue associated with certain licensing transactions in 2003 and 2002.  Because the effort is still preliminary, the precise nature and scope of the examination and its expected time of completion cannot be predicted.  In addition, whether or not the items being examined will have any impact on the Registrant’s historical financial statements or the results previously announced as of and for the quarter ending September 30, 2003 cannot be predicted at this time.  Accordingly, the Registrant is not yet able to finalize its financial statements in order to file its Form 10-Q for the quarter ended September 30, 2003 within the prescribed time period.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Robert G. Gargus	(408)	616-4000
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes			☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes			☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

In a press release issued on October 16, 2003, the Registrant reported total revenue for the quarter ended September 30, 2003 increased from the total revenue for the quarter ended September 30, 2002 by 13.1%.  At the present time, the Registrant is unable to determine whether or not the items being examined will have any impact on the announced revenues in these periods.

Until the completion of the aforementioned examination, the Registrant cannot make a reasonable estimate of its revenue for the quarter ended September 30, 2003 or the effect thereof on its results of operations or its financial position as of and for the quarter ended September 30, 2003.

Silicon Image, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	November 14, 2003	By	/s/ Robert G. Gargus
Vice President, Finance and Administration
and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).